Exhibit 99.4

Cable & Wireless PLC
14 February 2005

Cable and Wireless plc announces that on 14 February 2005, it purchased 500,000 ordinary shares from Hoare Govett's affiliate, ABN AMRO Bank N.V., London Branch, at a price of 129.60p per ordinary share and now holds a total of 25,300,000ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,367,725,043.

Enquiries:

Cable and Wireless

Investor Relations :

Virginia Porter Acting Director +44 20 7315 4460
Craig Thornton Manager +44 20 7315 6225
Glenn Wight Manager +44 20 7315 4468

Media :

Lesley Smith Director Corporate Affairs +44 20 7315 4410
Steve Double Head of Media Communications +44 20 7315 6759
Peter Eustace Group Manager, Media Relations +44 20 7315 4495
Rollo Head /Julius Duncan Finsbury +44 20 7251 3801.